# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ming Shing Group Holdings Ltd, CIK 0001956166
CUSIP: G61440106
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: UNIT B8, 27/F NCB INNOVATION CENTRE, No. 888 Lai Chi Kok Road, KOWLOON, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 10/15/2025
Amends the filing with accession number 0001493152-24-047227
Filed by CIK 0002028403
Persons authorized to receive notices and communications: Wenjin Li, UNIT B8, 27/F NCB INNOVATION CENTRE, No. 888 Lai Chi Kok Road, KOWLOON, Hong Kong (K3), 00000, (852) 2370-3788

## Reporting persons
- Lam Chi Ming (CIK 0002028403): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 9,807,000; shared voting power 0; sole dispositive power 9,807,000; shared dispositive power 0; aggregate amount beneficially owned 9,807,000 (75.6% of the class)
  Comment: Rows 7, 9 and 11 include 9,807,000 ordinary shares directly owned by Chi Ming Lam.
  
  Row 13 is based upon 12,975,000 share of Ming Shing Group Holdings Limited's (the "Issuer") ordinary shares outstanding as of October 15, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Ming Shing Group Holdings Ltd
Address of issuer's principal executive offices: UNIT B8, 27/F NCB INNOVATION CENTRE, No. 888 Lai Chi Kok Road, KOWLOON, Hong Kong (K3), 00000
Comment:
This Amendment No. 4 to Schedule 13D (the "Amendment No. 4") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on November 21, 2024 (the "Schedule 13D"), as amended by Amendment No. 1 filed on February 3, 2025 (the "Amendment No. 1"), and Amendment No 2. filed on July 25, 2025 (the "Amendment No. 2") and Amendment No. 3 filed on October 2, 2025 (the "Amendment No. 3") relating to the ordinary shares, US$0.0005 par value per share (the "Ordinary Shares"), of Ming Shing Group Holdings Limited, a Cayman Islands holding company (the "Issuer"). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. The purpose of this Amendment No. 4 is to report certain changes to the Reporting Person's beneficial ownership of Ordinary Shares: Mr. Lam sold a total of 66,500 further Ordinary Shares on the open market and 600,000 Ordinary Shares in a private offshore sale pursuant to Regulation S of the U.S Securities Act of 1933, as amended, for an aggregate total of 666,500 Ordinary Shares sold in a series of transactions between October 2, 2025, and October 15, 2025.

Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Mr. Chi Ming Lam
Residence or business address: Office Unit B8, 27/F, NCB Innovation Centre, No. 888 Lai Chi Kok Road, Kowloon, Hong Kong
Present principal occupation or employment: Director of Ming Shing Group Holdings Limited
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which he was or is a subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Hong Kong

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As of November 21, 2024, the date the Schedule 13D was filed, Mr. Lam held 11,250,000 Ordinary Shares. As of October 15, 2025, the Reporting Person is the beneficial owner of 9,807,000 Ordinary Shares of the Issuer.

As of the date of Amendment No. 2 filed on July 25, 2025, Mr. Chi Ming Lam held 10,614,000 Ordinary Shares of the Issuer with a par value of USD$0.0005. As of the date of Amendment No. 3 filed on October 2, 2025, Mr. Chi Ming Lam held 10,473,500 Ordinary Shares of the Issuer with a par value of USD$0.0005. In a series of transactions between October 2, 2025, and October 15, 2025, Mr. Lam sold a total of 66,500 further Ordinary Shares on the open market and 600,000 Ordinary Shares in a private offshore sale pursuant to Regulation S of the U.S Securities Act of 1933, as amended. Pursuant to a share purchase agreement dated October 15, 2025, the Reporting Person sold, through private sale, beneficial ownership of 600,000 Ordinary Shares to a private party. The share purchase transaction closed October 15, 2025. On October 2, 2025, Mr. Lam sold 28,055 ordinary shares; on October 3, 2025, Mr. Lam sold 30,443 Ordinary Shares; on October 6, 2025, Mr. Lam sold 8,002 Ordinary Shares, and on October 15, 2025 Mr. Lam sold 600,000 Ordinary Shares for an aggregate total of 666,500 Ordinary Shares sold between October 2, 2025 and October 15, 2025. As of October 15, 2025, Mr. Lam currently holds 9,807,000 Ordinary Shares of the issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4, as applicable.

The Reporting Person is the Issuer's non-independent director as of the date of this filing. Mr. Lam consummated the transactions described herein after the expiration of the lock-up period expiring 6 months after the Issuer's Initial Public Offering made pursuant to a Registration Statement on Form F-1 (File No. 333-281817). The Reporting Person expects to evaluate the Issuer's financial condition and prospects and the Reporting Person's respective interests in, and intentions with respect to, the Issuer and the Reporting Person's respective investments in the securities of the Issuer, on an on-going basis, which review may be based on various factors, including the Issuer's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Accordingly, the Reporting Person reserves the right to change his intentions, as he deems appropriate. In particular, the Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease his holdings in the Issuer that the Reporting Person now owns or may hereafter acquire.

Except as set forth in this Item 4 or in Item 3, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person does, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the filing of this Amendment No. 4 to the Schedule 13D, the Reporting Person is the beneficial owner of 9,807,000 Ordinary Shares of the Issuer representing 75.6% of the Issuers issued and outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the filing of this Amendment No. 4 to the Schedule 13D, the Reporting Person has the power to vote and direct the disposition of 9,807,000 Ordinary Shares.
Transactions in the class effected during the past sixty days: The Ordinary Shares were sold for a total of US$1,128,000 or US$1.88 per share. Certain provisions of the share purchase agreement is summarized in Item 3 and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: As of the date of filing of this Amendment No. 4 to the Schedule 13D, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Ordinary Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Item 1 is incorporated by reference herein. The disclosure regarding the share purchase agreement is not purported to be completed and is qualified in its entirety by the share purchase agreement, attached hereto as Exhibit 10.1, which is incorporated by reference in its entirety into this Amendment No. 4.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 10.1 - Form of share purchase agreement dated October 15, 2025.

## Signatures
- Lam Chi Ming: Lam Chi Ming, Lam Chi Ming (10/17/2025)